Milbank, Tweed, Hadley & McCloy LLP

March 12, 2010

Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Attention:                 Mark C. Shannon
Accounting Branch Chief

Re:               Gruma, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2008
File No. 001-14852

Dear Mr. Shannon:

On behalf of Gruma, S.A.B. de C.V. (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated March 5, 2010 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the year ended December 31, 2008 within the timeframe of 10 business days mentioned in the Comment Letter.  The Company respectfully informs the Staff that it intends to provide a response letter no later than March 29, 2010.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 530-5224.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald